

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 15, 2016

William P. McDermitt
Chief Executive Officer
Nostalgia Family Brands, Inc.
20 Pape Drive
Atlantic Highlands, NJ 07716

>   Re: **Nostalgia Family Brands, Inc.**
>   **Form 10-K for Fiscal Years Ended December 31, 2014, 2013, and 2012**
>   **Filed June 2, 2015**
>   **File No. 0-54857**

Dear Mr. McDermitt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Alan P. Fraade
       Mintz & Fraade, P.C.